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Exhibit 21.1

List of Subsidiaries of the Registrant(1)

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Other Names Under Which the Subsidiary Does Business
Tab Products of Canada Limited	Canada	Datafile
Tab Products Pty Ltd.	Australia	Datafile
Bunt Acquisition Corp.	Delaware	Imaging Services
Tab Products (Europa) B.V.	Netherlands	None
Tab Sales Corp. International	Virgin Islands	None
Tab Sales Corp. (inactive)	California	None
Tab Products Australia Pty Ltd. (inactive)	Australia	None

(1)
Tab Products Co. has a direct or indirect 100% ownership interest in the listed subsidiaries.

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Exhibit 21.1